UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated November 19, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Sibanye-Stillwater receives strike notice from Amcu
Johannesburg, 19 November 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that it has received notice from the Association of Mineworkers and Construction Union (“AMCU”), that it intends to embark on protected strike action at Sibanye-Stillwater’s South African gold operations, from the evening shift on Wednesday, 21 November 2018.
This follows the announcement On Wednesday, 14 November 2018, of a three-year wage agreement which was reached, after several months of negotiations, between Sibanye-Stillwater and the other representative unions; the National Union of Mineworkers (the NUM), Solidarity and UASA. Despite
ongoing attempts by Sibanye-Stillwater to reach a fair and reasonable outcome during the negotiations, with AMCU representatives, the national leadership of AMCU intervened and has persisted with its original, unaffordable demands.
The average basic wages for category 4-8 employees have increased by more than 65% since
Sibanye-Stillwater was unbundled from Gold Fields in 2013. This is significantly above inflation and represents a very real improvement in the standard of living of our employees. The current wage agreement reached with NUM, Solidarity and UASA is again well in excess of inflation, but takes the longer term sustainability of the gold operations into consideration.
Sibanye-Stillwater CEO Neal Froneman commenting on notification from AMCU said: “It is disappointing that AMCU leadership has chosen this course of action, despite ongoing engagement with AMCU representatives, since June. The agreement we reached with the other unions is fair and final and considers the current challenges facing our gold operations. We will honour this agreement and have made a commitment that we will not increase the offer.”

Sibanye-Stillwater currently employs approximately 32 200 people at its SA gold operations, with AMCU representing approximately 43% of employees in the bargaining unit.

“The fact that AMCU national leadership is willing to take its members out on strike ahead of the
December holiday period, is very unfortunate and irresponsible, given the financial consequences a strike will have on our employees and their families. The offer accepted by the other unions is currently being implemented across the gold operations, and all employees, including AMCU members, will benefit from the increase. Employees who decide to go on strike will not receive wages however and we will not be increasing our offer, so the decision by AMCU leadership to call a strike, when they are aware of the hardship it will cause their members over the festive season, is perplexing and of grave concern. We urge AMCU and its members to strike peacefully and respect the right of the other employees to continue working without any intimidation or violence,” Froneman concluded.

Ends.
Contacts:
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”,
“estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report,
published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the
Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: November 19, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer